December 5, 2005

Via EDGAR & Federal Express

Michael Moran

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20840

Re:   The Gap, Inc. File No. 1-7562

Dear Mr. Moran:

Thank you for your letter dated November 8, 2005. As Chief Financial Officer of The Gap, Inc. (the company), I am responsible for our financial reporting and financial filings. Therefore, I am responding to your letter in place of the addressee, Paul Pressler, our President and Chief Executive Officer. We have repeated your comments 1 through 10 below and have responded to each comment with the additional information requested and where necessary with the actions we propose to take in our future filings.

FORM 10-K FOR THE YEAR ENDED JANUARY 29, 2005

Part IV, page 12

Item 15-Exhibits and Financial Statement Schedules, page 12

Report of Independent Registered Public Accounting Firm, page 40

1.	Electronic submissions are required to contain signatures in typed form rather than manual format. See Rule 302(a) of Regulation S-T. Please revise the report of your independent public accounting firm in future filings to include “/s/” to represent the electronic signature.

Our Response

•	In future filings, we will revise the report of our independent public accounting firm to include “/s/” to represent the electronic signature.

Mr. Michael Moran

United States Securities and Exchange Commission

Consolidated Balance Sheets, page 42

2.	As of your balance sheet dates please tell us the amounts due from credit card, debit card and electronic benefit transfer transactions and where these amounts are classified in your consolidated balance sheets and statements of cash flow. Include a discussion of your accounting policy for these transactions and the applicable accounting guidance.

Our Response

•	The amounts in-transit from banks for customer credit card, debit card and electronic benefit transfer (EBT) transactions were $66 million and $71 million at January 29, 2005 and January 31, 2004, respectively.

•	These in-transit amounts have been classified and included in the “cash and equivalents” balance of $2,245 million and $2,261 million in our consolidated balance sheets and statements of cash flows at January 29, 2005 and January 31, 2004, respectively. These amounts represent approximately 3% of total cash and equivalents and 0.7% of total assets at both January 29, 2005 and January 31, 2004. Therefore, separate presentation of these amounts in our consolidated balance sheets is not required in accordance with Regulation S-X Rule 5-02 paragraph 8, “State separately, in the balance sheet or in a note thereto, any amounts in excess of five percent of total current assets.”

•	Our accounting policy states that amounts in-transit from banks for customer credit card, debit card and EBT transactions that process in less than seven days are considered cash equivalents and are therefore classified as “cash and equivalents” in our consolidated balance sheet. The banks process the majority of these amounts within one to two business days. In future filings we will disclose this classification under Cash and Equivalents in Note A. Summary of Significant Accounting Policies.

•	We believe this accounting policy is consistent with the concepts outlined in SFAS 95, which defines cash equivalents as “short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates”. We do not believe that we are exposed to valuation risks (such as customer credit risk) because authorization for these transactions is obtained from the banks at the point of sale to the customer. Consequently, these amounts are readily convertible to a known amount of cash at that time. Furthermore, we believe the processing time frame presents insignificant risk to changes in value.

Mr. Michael Moran

United States Securities and Exchange Commission

Consolidated Balance Sheets, page 42

3.	Please tell us why you present a subtotal for cash and cash equivalents, short-term investments and restricted cash in your consolidated balance sheets. Include in your response why this is a meaningful segregation within the classification of current assets and if this is supportable by any authoritative accounting guidance. If after further consideration you decide to revise future annual and interim filings to exclude this subtotal, please state so in your response.

Our Response

•	We began to present the subtotal for cash and equivalents, short-term investments, and restricted cash in our August 2, 2003 10-Q, as we believed this was a meaningful measure to our investors. At that time, we had a significant amount of debt, and we believed this segregation provided investors with an understanding of our cash position relative to our debt levels and also visibility to our liquidity.

•	After further consideration of our current financial condition and the authoritative literature, we will revise our future annual and interim filings to exclude this subtotal.

Consolidated Balance Sheets, page 42

4.	Please advise or revise your future filings to include a disclosure listing the components of accrued expenses and other liabilities as of the dates of your consolidated balance sheets. Please provide us with an example of this revised disclosure in your response.

Our Response

•	Accrued expenses and other current liabilities are comprised of various items. We review accrued expenses and other current liabilities on a regular basis and apply Regulation S-X Rule 5-02 paragraph 20, which requires us to “State separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities.” Please refer to Note A. Summary of Significant Accounting Policies—Accrued Liabilities, in which we have disclosed accrued payroll and benefits of $123 million and $118 million at January 29, 2005 and January 31, 2004, respectively. No other individual accrual item at January 29, 2005 or January 31, 2004 is in excess of the 5% threshold.

•	In addition, we disclose certain other amounts that are included in the accrued expenses and other current liabilities balances that we believe are meaningful to the reader even though they are less than 5% of total current liabilities. For example, please refer to Note E. Leases for our disclosure of the short-term deferred credit of approximately $82 million and $83 million at January 29, 2005 and January 31, 2004,

Mr. Michael Moran

United States Securities and Exchange Commission

respectively, which represented 4% and 3% of total current liabilities as of those dates. See also Note G. Derivative Financial Instruments for disclosure of derivative liabilities totaling approximately $89 million at January 29, 2005, which represented 4% of total current liabilities as of that date. In future filings, we will clearly specify in the footnotes where these amounts are classified in the balance sheets.

Notes to Consolidated Financial Statements, page 46

Note A: Summary of Significant Accounting Policies, page 46

5.	Please tell us how you determined key money is a non-amortized indefinite life intangible asset and include any applicable accounting pronouncements to support this accounting treatment. Also tell us if key money represents the rights to currently existing store leases or the right to enter into store leases in the future. Please address the term of the automatic renewal rights and also, tell us if the key money is refundable or non-refundable and the conditions that would cause the amounts to become refundable, if applicable. Tell us what consideration you gave to treating the key money payments as prepaid rent.

Our Response

Overview

•	Due to the high demand for strategically located commercial properties in France, tenants are often obligated to pay an up-front amount as a condition for becoming a tenant; we call this payment “key money”. Key money can be paid to either the landlord or to the previous tenant. Whether or not key money is paid at lease inception is dependent upon market conditions.

•	Articles L-145-1 and 145-60 of the French Commercial Code (“Articles”) govern commercial leases in France and provide certain rights that are highly protective of tenants’ interests. These tenant rights are available to all tenants and are not dependent upon the payment of key money. However, in order to become a tenant and be able to take advantage of these rights under French law, key money generally must be paid. Two significant rights are provided to the tenant under the Articles—1) right of renewal, including eviction indemnity and 2) right of assignment, as discussed below.

•

The tenant is provided an indefinite automatic right of renewal as long as the tenant owns the business and such business has operated during the three-year period preceding the renewal. The landlord may refuse to renew the lease; however the landlord would be required to pay an “eviction indemnity” equal to the loss sustained by the tenant as a result of the non-renewal. The eviction indemnity can be economically prohibitive for landlords to disallow renewal, as it requires the landlord to compensate the tenant for a broadly defined loss associated with the non-renewal. We believe the marketplace behavior provides evidence that the deterrent is effective;

Mr. Michael Moran

United States Securities and Exchange Commission

the eviction indemnity, in effect, allows tenants to remain in their properties for an indefinite period of time.

•	The tenant is also provided a right of assignment of the property, whereby the right to the lease can be transferred to another third-party, in certain instances without the approval of the landlord. Depending on the market conditions, the tenant may receive key money from this third-party assignee.

•	Key money, in effect, is consideration for the ongoing, transferable rights associated with currently existing store leases. Key money is not refundable, however, in the event a landlord refused to renew a lease, key money would likely be considered in the calculation of the eviction indemnity payment, or in the event we decide not to renew a store lease, we have the ability to sell the rights associated with the key money to a third party.

Accounting Treatment

•	We have evaluated key money in accordance with paragraph 11 of SFAS 142, which states: “if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.” As there are no factors that limit the ongoing lease renewal rights associated with key money and therefore its useful life, we have concluded that key money is a non-amortized indefinite life intangible asset. Key money provides a future economic benefit to us which generally appreciates in value through the passage of time. We believe the facts and circumstances discussed above support our ability to continue to renew the underlying lease indefinitely, and we have the intent to do so, as long as we are a going concern.

•	Key money provides certain rights and benefits that are typically associated with land ownership and these rights are inseparable from the underlying property. As such, we believe our treatment of key money as an indefinite life intangible asset is consistent with the basic concept that land is a non-depreciable asset.

•	We do not consider key money payments to represent prepaid rent. We do not believe key money payments relate to the use of the leased property, but rather are consideration for certain “land ownership” rights provided to us through the rights of tenancy under the Articles. Our view is supported by the fact that key money payments are made to the holder of the rights of tenancy, which may be the previous tenant, even though rent is paid to the landlord.

Mr. Michael Moran

United States Securities and Exchange Commission

Notes to Consolidated Financial Statements, page 46

Note A: Summary of Significant Accounting Policies, page 46

6.	In future filings please specifically address your accounting policies for catalog and direct response advertising within your advertising policy note. Please describe your policy including your basis for capitalization, management’s assumptions for an expected life and tell us the amounts, if any, that remain on your consolidated balance sheets. Further, if you have capitalized costs, please advise and revise your future filings to disclose the amounts reported as assets in each balance sheet. In your response please show us what your disclosure will look like revised.

Our Response

•	Direct response advertising costs are applicable to our on-line business only. For the periods covered in our January 29, 2005 Form 10-K, we did not have a catalog business. We have capitalized direct response advertising costs reported as “other current assets” of $1 million at both January 29, 2005 and January 31, 2004.

•	In accordance with SOP 93-7, our policy is to capitalize direct response advertising costs, including catalog advertising (if applicable), when the primary purpose of the advertising is to elicit sales from customers who can be shown to have responded specifically to the advertising and the direct-response advertising results in probable future benefits.

•	Direct response advertising costs are amortized over the period for which the advertised merchandise is available for sale, which is generally three months.

•	We believe it would not be meaningful to disclose our policy on direct response advertising, as the amounts are not material to our consolidated financial statements. We will consider the disclosure of such amounts capitalized in future filings if such disclosure would be meaningful.

Notes to Consolidated Financial Statements, page 46

Note A: Summary of Significant Accounting Policies, page 46

7.	We note the GapCard cardholders receive discounts and rewards in exchange for a prescribed amount of purchases. Please tell us how you account for the existing discounts and reward arrangements and include any applicable accounting guidance to support your accounting treatment. Tell us where you classify the costs for these arrangements in your consolidated income statements and how much cost you recognized in each of the three fiscal years ended 2004. Also tell us if management makes any subjective estimates to allocate the cost of honoring unearned discounts or rewards and the basis for developing these estimates.

Mr. Michael Moran

United States Securities and Exchange Commission

Our Response

Loyalty Program Overview

•	Holders of our private label credit card (PLCC) participate in our loyalty program. The program is designed to award “loyalty points” to customers who purchase merchandise using our PLCC. Points are accumulated and, upon achieving a prescribed point-level, the customer receives “loyalty coupons” that are redeemable in the future for merchandise. The loyalty coupons are not redeemable for cash.

Loyalty Program Accounting Policy

•	For the fiscal year ended February 1, 2003, we recorded the cost associated with the loyalty program in the period that the coupon was redeemed by the customer. For the fiscal year ended February 1, 2003, we are unable to provide, at this time, the total cost of the loyalty program included in “cost of goods sold and occupancy expenses” in our consolidated statement of operations as these transactions were recorded in our previous point-of-sale (“POS”) system and we are currently unable to obtain this data from our system archives.

•	For the fiscal year ended January 31, 2004, we continued to apply the above policy. However, in the fourth quarter, in an effort to more accurately estimate the liability associated with the loyalty program, we recorded a liability for the outstanding loyalty coupons and points that would be ultimately redeemed for merchandise based on estimated redemption rates (using actual historical redemption data) and the retail value of the coupons. For the fiscal year ended January 31, 2004, the total cost of the loyalty program was approximately $31 million and is included in “cost of goods sold and occupancy expenses” in our consolidated statement of operations. The accrued liability was approximately $10 million at January 31, 2004 and is included in “accrued expenses and other current liabilities” in our consolidated balance sheet.

•	For the fiscal year ended January 29, 2005, we continued to apply the policy established in the fourth quarter ended January 31, 2004 except that we estimated the liability quarterly as opposed to annually. In addition, we further refined our methodology by calculating the liability based on the cost associated with the program instead of the retail value to more accurately reflect the liability. For the fiscal year ended January 29, 2005, the total cost of the loyalty program was approximately $26 million and is included in “cost of goods sold and occupancy expenses” in our consolidated statement of operations. The accrued liability was approximately $9 million at January 29, 2005 and is included in “accrued expenses and other current liabilities” in our consolidated balance sheet.

Loyalty Program Applicable Accounting Guidance

•	The accounting issue is whether to adopt an approach that would allocate a portion of revenue on current transactions to the product that may be delivered in the future, or whether a cost should be estimated for the award (with no revenue deferral). The accounting for “points” was addressed in Issue 1 of EITF 00-22, although the Task

Mr. Michael Moran

United States Securities and Exchange Commission

Force did not reach a consensus. According to EITF 00-22, paragraph 6, some “Task Force members expressed a preference for an accounting approach that would be based on the significance of the value of the award product(s) or service(s) as compared to the value of the transactions necessary to earn the award(s). If the value of the award product(s) or service(s) is insignificant in relation to the value of the transactions necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s).” According to paragraph 18, “The Task Force agreed to discontinue further discussion of this Issue, which relates to revenue recognition” due to the FASB’s broader project on revenue recognition.

•	Our accounting policy is consistent with the Task Force members’ views discussed above. The retail value of our loyalty coupons earned represents only 5% of the total consideration received (for example, a $10 coupon is earned after a customer spends $200 on the PLCC). The percentage is further reduced after consideration of redemption rates and the cost. Therefore, we believe the loyalty coupons are insignificant in relation to the value of the transaction necessary to earn the award. Consequently, in the absence of any authoritative accounting guidance on this matter, we believe the cost recognition methodology is appropriate.

Discount Coupons

•	Discount coupons are sent to all PLCC cardholders as incentives to purchase merchandise at our stores. These “percentage off” discount coupons do not require any prior purchase and are not tied to any purchase level.

•	Our policy is to account for the discount coupons as a reduction to sales revenue at the time the coupons are tendered by the customer at the store. Our discounts are offered to customers voluntarily and without charge to customers. The discounts can be used by a customer as a result of a single exchange transaction, and will not result in a loss on the sale of a product. Our policy is in accordance with Issue 1 of EITF 01-9 with respect to classification, which states in paragraph 9, “The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.” With respect to the timing of recognition, our policy is in accordance with paragraph 22 of Issue 4 of EITF 01-9 which states, “The Task Force reached a consensus that for a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor should recognize the “cost” of the sales incentive at the later of the following:

a.	The date at which the related revenue is recognized by the vendor

b.	The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for

Mr. Michael Moran

United States Securities and Exchange Commission

example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).”

•	The total amount of discounts recognized as a reduction to sales revenue was approximately $90 million and $105 million for the years ended January 29, 2005 and January 31, 2004, respectively. We are unable to provide, at this time, the total amount of discounts recognized as a reduction to sales revenue in our consolidated statement of operations for the year ended February 1, 2003 as these transactions were recorded in our previous POS system and we are currently unable to obtain this data from our system archives.

Notes to Consolidated Financial Statements, page 46

Note A: Summary of Significant Accounting Policies

8.	Tell us the amount of finance charges recognized on credit sales in fiscal years 2004, 2003 and 2002. Please advise or revise your future filings to include the disclosure required by SAB Topic 8.B., if applicable. In your response please show us what your disclosure will look like revised.

Our Response

•	We do not have any finance charges recognized on credit sales, as we have a private label credit card arrangement with a third-party service provider who manages our PLCC program, directly extends credit to customers, and owns the receivables. Consequently, we believe the disclosure requirement of SAB Topic 8.B. is not applicable.

Note M: Segment Information, page 63

9.	Please tell us how you identify product categories for retail and online stores or alternatively, tell us why it is impracticable to do so. For product categories that can be identified you are required to disclose the amount or percentage of net sales contributed by each category that accounted for 10% or more of consolidated revenue in any of the last three years as required by Item 101(c)(i) of Regulation S-K. You are also required to disclose revenues for each product category in the notes to your financial statements as required by paragraph 37 of SFAS 131. Please advise or revise your disclosures to include the net sales in both dollar value and as a percentage to consolidated net sales for each identified product category in the three fiscal years ended 2004. In your response please show us what your disclosure will look like revised.

Mr. Michael Moran

United States Securities and Exchange Commission

Our Response

•	SFAS 131 requires certain enterprise-wide disclosure for all enterprises; even those that have a single reporting segment. Paragraph 37 of SFAS 131 states, “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so….”. SFAS 131 does not define “similar” products and services. Therefore, the determination as to whether two or more products are similar and can be combined for purposes of the enterprise-wide disclosures will depend on the facts and circumstances of each evaluating enterprise. In addition, paragraph 103 indicates that analysts find information regarding trends in revenues from products and services to be important in assessing both past performance and prospects for future growth, and that “those trends can be compared to benchmarks such as industry statistics or information reported by competitors”.

•	We are a specialty branded retailer offering casual apparel and accessories to our customers. We believe all of our products, as a group, are similar and therefore should be aggregated for purposes of paragraph 37 of SFAS 131. The following indicators support this conclusion.

•	Our customer base is comprised of individual retail-apparel consumers who purchase across all of our product categories.

•	Our visual display and sales efforts are focused on merchandising the concept of a total outfit to provide our customers with a complete lifestyle image.

•	The production processes for our products are similar. Our vendor sourcing is performed by a centralized global resource for all of our products. We utilize the same sourcing offices and third party agents to identify and select third party vendors to produce our products. In addition, the same vendor factories are often used to manufacture multiple products.

•	A centralized distribution function supports our products.

•	Our enterprise-wide measurements are based upon our aggregate specialty branded apparel, rather than any individual product categories. The key measure of our sales performance is our comparable store sales, which represents the aggregation of all products sold in our stores. On an enterprise-wide basis, we do not analyze products, or groups of products.

•	As indicated above, we have only one product category—branded retail apparel. Therefore, we believe we are in compliance with the disclosure requirements under 101(c)(i) of Regulation S-K and paragraph 37 of SFAS 131. Consequently, we believe that no additional disclosures are required.

•	The financial information presented in Note M. Segment Information to our consolidated financial statements provides additional information beyond the required disclosures under SFAS 131; however, we have presented such information, as we believe it is meaningful to the users of our financial statements.

Mr. Michael Moran

United States Securities and Exchange Commission

Form 10-Q for Fiscal Quarter Ended July 30, 2005

Other Operating Charges, page 11

10.	Please explain the variance between the $69 million change in provision for sublease loss reserves and the $58 million reversal related to vacant properties. If the variance represents adjustments in addition to the $58 million reversal, please tell us the underlying reasons for each separate adjustment within the overall sublease loss reserve. See paragraph 20.b(2) of SFAS No. 146.

Our Response

•	The $69 million change in provision is made up of the following:

($ in millions)
San Francisco property, as disclosed	$58
Cash payment for buyout of four leased properties	7
Additional sublease loss reversal for various properties	4

$69

•	Note that the $7 million cash payment related to the buyout of four leased properties should more appropriately have been included in the cash payments line in the table included in our 10-Q. In future filings, we will properly present this amount as a cash payment.

In accordance with your request, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any precedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Byron H. Pollitt, Jr.
Byron H. Pollitt, Jr.
Chief Financial Officer

cc:	Paul S. Pressler

Kathy Wilk

Tom Lima